140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
February 1, 2010 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
File No. 035842-0054
Washington, D.C. 20549-6010

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem
Dietrich King
Tracey McKoy
Al Pavot

Re:	Codexis, Inc. Form S-1 filed December 28, 2009
Form S-1/A filed January 14, 2010
File No. 333-164044

Dear Ms. Long:

On behalf of Codexis, Inc. (the “Company” or “Codexis”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009 (the “Initial Form S-1”), and amended by Amendment No. 1 (“Amendment No. 1”) on January 14, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from the Initial Form S-1.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on January 22, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

February 1, 2010

General

1.	Please note that we will issue any comments we have on your requests for confidential treatment in a separate letter or letters.

Response: The Company respectfully acknowledges the Staff’s comment.

2.	We note that you have omitted information beyond that permitted by Rule 430A of Regulation C. Please provide sufficient time to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional issues as part of our review.

Response: The Company respectfully acknowledges the Staff’s comment.

Prospectus Cover Page

3.	Please revise your disclosure to clarify that you and the selling stockholders are offering securities through the underwriters identified in this prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to clarify that the Company and the selling stockholders, if any, are offering securities through the underwriters identified in the prospectus.

Prospectus Summary, page 1

Our Business Model, page 4

4.	We note your use of the terms “APIs” and “FTEs” here and throughout your filing. Please define these terms the first time they appear in your prospectus.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it defined the term active pharmaceutical ingredients as “APIs” on page three of the Registration Statement, which is the first time the term appears in the prospectus, and that it has defined “FTEs” as full-time employee equivalents on page four of Amendment No. 2, which is the first time such term appears in the prospectus.

Risk Factors, page 11

5.	Please add a risk factor addressing the uncertainties that exist in connection with determining the material United States federal income tax consequences to non-U.S. holders and the potential impact of those uncertainties on non-U.S. holders. In this regard, we note your tax disclosure beginning on page 149 that qualifies the material tax consequences with words like “generally.”

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that there are uncertainties in connection with determining the material United States federal income tax consequences to non-U.S. holders and, therefore, an additional risk factor addressing such uncertainties is unnecessary. The Company has revised the disclosure in Amendment No. 2 to remove all “generally” references in its tax disclosure.

February 1, 2010

Forward-Looking Statements, page 39

6.	Please tell us whether the studies by IMS Health, Datamonitor, and the U.S. Energy Information Association are publicly available or whether you commissioned these reports.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the U.S. Energy Information Administration (the “EIA”) is a statistical agency of the U.S. Department of Energy. The stated mission of the EIA is to provide policy-neutral data, forecasts, and analyses to promote sound policy making, efficient markets, and public understanding regarding energy and its interaction with the economy and the environment. All of the information from the EIA quoted in the Registration Statement is publicly available without charge through the EIA Web site at http://www.eia.doe.gov.

IMS Health is a provider of market intelligence to the pharmaceutical and healthcare industries. The information provided by IMS Health is publicly available on a subscription fee basis. The statistics cited in the Registration Statement were not specifically prepared for the Company in connection with the Registration Statement. The Company received permission to cite the statistics included in the Registration Statement from Gary J. Gatyas, Jr., Director, Communications & Public Relations, IMS Americas for IMS Health.

Datamonitor is a provider of online database and analysis services for key industry sectors, including the pharmaceuticals and healthcare industry. The information provided by Datamonitor is publicly available on a subscription fee basis. The statistics cited in the Registration Statement were not specifically prepared by Datamonitor for the Company in connection with the Registration Statement. The Company received permission to cite the statistics in the Registration Statement from Jennifer Charmatz, Account Manager for Datamonitor.

Management’s Discussion and Analysis of Financial Condition…, page 47

Liquidity and Capital Resources, page 67

Financing Activities, page 69

7.	Please revise your disclosure to add a description of the material covenants (both financial and non-financial) to your GE Capital Loan agreement.

Response: In response to the Staff’s comment, the Company has included a description of the material covenants under the GE Capital loan and security agreement in Amendment No. 2.

February 1, 2010

8.	We note your disclosure that at December 31, 2008 and September 30, 2009, you were either in compliance with the covenants of the loan and security agreement or obtained from lenders a waiver of noncompliance. Please revise your disclosure to provide a materially complete description of the waivers you received. In doing so, please disclose the period or periods covered by the waivers, as well as the nature of the non-compliance and the material terms on which the waivers were granted.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to provide a materially complete description of the waivers it received, including the periods covered by the waivers, the nature of the non-compliance and the material terms on which the waivers were granted.

Business, page 74

9.	Please disclose the amount or percentage of your total revenue contributed by any class of similar products or services (e.g., products sold to the pharmaceutical market and products sold to the biofuels market) that accounted for 10% or more of your consolidated revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s management has not made operational decisions based upon the breakdown of its revenues among various product sources, as the Company considers all current products to be part of one product class based on the same underlying technology. The Company has received all of its product revenue to date from pharmaceutical customers, and it is unlikely to earn product revenue from bioindustrial customers unless and until its bioindustrial research and development efforts progress sufficiently to yield viable commercial products to offer for sale. As such, it is not currently possible to allocate product revenues between pharmaceutical and bioindustrial customers. Furthermore, at this time, the Company believes that it will not commercialize bioindustrial products for the next several years, at the earliest. If the Company reaches the commercial stage in the bioindustrial market, the different types of products it may sell to customers will be based on the same technology platform that the Company uses for its pharmaceutical products. Additionally, the products that the Company may sell will likely change often, as the Company leverages its underlying technology and creates products and performs services for customers at different points in their value chains. Historically, the changes in the Company’s product portfolio have not been correlated to a subsequent change in the financial profile of the Company. Therefore, the Company does not believe that the presentation of revenue by specific product type or market would provide investors with useful or material information.

February 1, 2010

Intellectual Property, page 96

10.	Under this heading, please indicate the earliest date that any of your intellectual property rights will expire. In this regard, we note your disclosure under the risk factor beginning on page 27, entitled “Our ability to compete may decline if we do not adequately protect our proprietary technologies…,” that some of your licensed patents will expire as early as 2014.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 by indicating the earliest date that its intellectual property rights will expire.

Competition, page 97

Pharmaceuticals, page 98

11.	Please identify the principal methods of competition in your pharmaceuticals market. See Item 101(c)(1)(x) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 by identifying the principal methods of competition in its pharmaceuticals market.

Operations, page 100

12.	We note your cross-reference to Note 14 to your consolidated financial statements for information regarding your revenues and long-lived assets outside of the United States. However, this information appears instead under Note 16. Please revise your cross-reference accordingly. In addition, we note that in Note 16 you have provided information regarding your long-lived assets only for two full fiscal years rather than the three fiscal years required by Item 101(d)(1)(ii) of Regulation S-K. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 by correcting the cross-reference to Note 16 and by providing information regarding its long-lived assets for three full fiscal years in Note 16.

Management, page 102

Director Compensation, page 108 and Executive Compensation, page 109

13.	Please update your compensation disclosure to cover the fiscal year ended December 31, 2009. Please see paragraph 217.11 of our Compliance and Disclosure Interpretations under Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to update its compensation disclosure to cover the fiscal year ended December 31, 2009.

February 1, 2010

Compensation Discussion and Analysis, page 109

Equity Incentive Compensation, page 117

14.	We note that in February 2009, in order to best serve your retention goals, you granted “refresher” stock option grants that would vest and become exercisable on an accelerated basis relative to your past stock awards. Please expand your disclosure to address how these refresher stock option grants and their accelerated vesting and exercisability advance your retention goals. See Item 402(b)(1)(vi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to clarify that the refresher stock option grants are subject to a four year vesting schedule, which vesting does not begin until the second anniversary of the date of grant, and that such grants advance the Company’s retention goals by providing an additional long-term incentive for its executives to remain employed with the Company.

Termination-Based Compensation, page 118

15.	We note that you have entered into change in control agreement with Dr. Shaw, Mr. Breuil, and Mr. Sheehy. Please describe the “certain transactions” that may give rise to payments and benefits being paid under these agreements. See Item 402(j)(1) of Regulation S-K. We note your discussion on page 124 under the subheading entitled “Change in Control Agreements.”

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to summarize the transactions giving rise to payments and/or benefit eligibility under the change in control agreements.

Principal and Selling Stockholders, page 139

16.	Please identify the natural persons who have voting and dispositive power over the shares beneficially owned by Biomedical Sciences Investment Fund Pte Ltd and by CTTV Investments LLC. See Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 to identify the natural persons who have voting and dispositive power over the shares beneficially owned by Biomedical Sciences Investment Fund Pte Ltd and by CTTV Investments LLC.

February 1, 2010

Certain Material United States Federal Income Tax Consequences to Non-U.S. Holders, page 149

17.	You must discuss all material tax consequences. Accordingly, please delete the word “certain” from the heading and anywhere it is used in the disclosure in a manner that suggests the disclosure does not cover all of the material tax consequences, such as in the first sentence.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has discussed all material tax consequences to non-U.S. holders and that it has deleted the word “certain” from the heading and anywhere it is used in the disclosure in a manner that suggests the disclosure does not cover all of the material tax consequences to non-U.S. holders.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

18.	Please indicate the portion of your offering expenses that will be borne by selling security holders. See Item 511 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it will provide the requested information as it becomes available in a future amendment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

19.	Please file the following exhibits as material contracts or explain why you have determined each to be immaterial.

•	Independent Director Compensation Plan, page 108.

•	2008 and 2009 Executive Incentive Compensation Plans, page 116.

•	Executive Cash Compensation Incentive Plan, page 123.

•	Employee Stock Purchase Plan, page 132.

•	Catalyst License and Supply Agreement with Merck, page F-23.

See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Independent Director Compensation Plan is comprised of compensation elements as approved by the Company’s board of directors at a meeting held by such board of directors on June 19, 2007 and not memorialized in a formal plan document. The material terms and provisions of the Independent Director Compensation Plan are described in the Registration Statement and the filing of the board resolutions is not necessary for the protection and better understanding of the Company’s investors.

The Company respectfully advises the Staff that it has filed the 2008 and 2009 Executive Incentive Compensation Plans as Exhibits 10.21 and 10.22 to the Registration Statement, respectively. The Company respectfully advises the Staff that the reference to Executive

February 1, 2010

Cash Compensation Incentive Plan on page 123 should be the “Executive Incentive Compensation Plan,” which has been revised in Amendment No. 2. The Company has provided disclosure with respect to payment of bonuses for 2007 performance under the 2007 Executive Incentive Compensation Plan, but the metrics for the calculation for such bonus payments are no longer material because the plan has expired. As a result, the Company believes that filing such plan will not increase an investor’s understanding of the Company’s financial condition.

The Company respectfully advises the Staff that it will file the form of Employee Stock Purchase Plan if the Company’s board of directors approves such plan.

Finally, the Company respectfully advises the Staff that its Catalyst License and Supply Agreement with Merck is not material to the Company’s business. The Company believes the agreement is such as ordinarily accompanies the Company’s business. Pursuant to the agreement, the Company provides Merck with biocatalysts for its manufacture of certain products. During the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2008 and 2009, the Company recognized revenue under the agreement of $0.8 million, $2.2 million, $1.9 million and $1.8 million, respectively, or approximately 3%, 4%, 6%, and 3% of the total revenue of the Company, respectively. The Company is not dependent on this agreement, as these amounts do not comprise a material part of the Company’s business. In addition, the Company does not believe that filing the agreement will increase an investor’s understanding of the Company’s financial condition.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	Alan Shaw, Codexis, Inc.

Douglas T. Sheehy, Codexis, Inc.

John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Greg Chin, Latham & Watkins LLP